Filed by Matritech, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company:  Matritech, Inc.
Commission File No.: 333-146860

330 Nevada Street
Newton, MA 02460
November 29, 2007
REMINDER MAILING YOUR VOTE IS VERY IMPORTANT!

To the Matritech Stockholders:

You have previously received proxy material in connection with our special meeting of stockholders to be held on Wednesday, December 12, 2007.  According to our latest records, your PROXY VOTE for this meeting HAS NOT YET BEEN RECEIVED.  To ensure your representation and the presence of a quorum at the special meeting, whether or not you plan to attend the special meeting, please vote your shares in one of the following manners:

•	Call the toll-free number on the voting form included in this package. This call will be cost-free. Using your 12-digit control number located on the voting form, cast your proxy;
•	Vote on the internet at www.proxyvote.com using the 12-digit control number located on the voting form; or
•	Sign the proxy and mail it back in the enclosed postage-paid envelope prior to the meeting date.

You are being asked to approve:

•
the sale of substantially all of the assets of Matritech, Inc. to a wholly-owned subsidiary of Inverness Medical Innovations, Inc., pursuant to and on the terms of an asset purchase agreement by and among Matritech, Inverness and Inverness’ wholly-owned subsidiary, which we refer to as the asset sale proposal;

•	a plan of complete liquidation and dissolution of Matritech following the closing of the asset sale, which we refer to as the plan of dissolution proposal;

•
if the asset sale is approved and completed, an amendment to Matritech’s certificate of incorporation to change Matritech’s name to MZT Holdings, Inc., which we refer to as the name change proposal; and

•
the grant of discretionary authority to the Matritech board of directors to adjourn or postpone the special meeting, even if a quorum is present, to solicit additional votes to approve the proposal set forth above, if necessary, which we refer to as the adjournment proposal.

Please review the proxy statement previously provided to you in its entirety as that document contains a complete description of each of these proposals, the risks associated with these proposals and the interests of members of the Matritech Board of Directors and executive officers in these proposals.  These proposals have important consequences for you as the holder of shares of Matritech common stock, all as more fully described in the proxy statement.

The Matritech Board of Directors believes these proposals to be in the best interests of Matritech and its stockholders and unanimously recommends you vote FOR each of these proposals.

WE NEED YOUR SUPPORT!  Approval of the asset sale proposal requires the affirmative vote of both the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, and the separate approval of the holders of at least 75% of the outstanding shares of Series A convertible preferred stock.  The plan of dissolution and name change proposals each require the affirmative vote of the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class.  The adjournment proposal requires the affirmative vote of the holders of a majority in voting power of the outstanding shares of Matritech common stock and Series A convertible preferred stock, voting together as a single class, present and voting either in person or by proxy, and entitled to vote at the meeting.

If you do not affirmatively vote your shares or direct your broker on how to vote your shares, it will have the same effect as a vote opposing the asset sale, plan of dissolution and name change proposals and will have no effect on the adjournment proposal.  Your broker allows you to vote your shares telephonically or via the internet if you wish.  Please follow the instructions on the enclosed voting form to cast your proxy.  Remember, your broker cannot vote your shares until you instruct him or her to do so.

If you have any questions about the proposals on which you are being asked to vote or on how to vote your shares, please contact Matritech’s Chief Financial Officer, Richard A. Sandberg, at (617) 658-5224 or dsandberg@matritech.com, or Matritech’s proxy solicitor, Georgeson, Inc., at (877) 278-6775.

Thank you in advance for your support.

BY ORDER OF THE BOARD OF DIRECTORS,

Patricia Randall
Secretary of Matritech, Inc.

Additional Information About the Proposed Transaction and Where to Find It:
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Inverness has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 in connection with the proposed transaction that includes Matritech’s proxy statement and Inverness’ prospectus for the proposed transaction.  THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT INVERNESS, MATRITECH, THE PROPOSED TRANSACTION AND RELATED MATTERS.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS CAREFULLY.  Free copies of the definitive registration statement and the proxy statement/prospectus and other documents filed with the SEC by Inverness and Matritech can be obtained through the web site maintained by the SEC at www.sec.gov.  In addition, free copies of the definitive registration statement and the proxy statement/prospectus are available from Inverness by contacting Shareholder Relations at (781) 647-3900 or jon.russell@invmed.com, or from Matritech by contacting Richard A. Sandberg at (617) 658-5224 or dsandberg@matritech.com.

Inverness, Matritech and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Matritech in connection with the proposed transaction.  Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the definitive proxy statement/prospectus described above.  Additional information regarding Inverness’ directors and executive officers is also included in Inverness’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2007.  Additional information regarding Matritech’s directors and executive officers is also included in Matritech’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on or about April 26, 2007. These proxy statements are available free of charge at the SEC's web site at www.sec.gov and from Inverness and Matritech by contacting them as described above.